Huntington Preferred Capital, Inc. 41 South High Street Columbus, Ohio 43287
Thomas P. Reed
Vice President and Director
614.480.3470
614.480.5284 Facsimile
December 6, 2006
Via EDGAR
Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
cc: Howard Efron — Staff Accountant

Re:	Huntington Preferred Capital, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 24, 2006
SEC File No. 0-33243
Dear Ms. van Doorn:
             We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated November 24, 2006, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2005 (the “Report”). For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.
Other Management Policies and Programs, Page 8
1.	We note your disclosure of the non-GAAP measure FFO. Please expand your disclosure to meet the requirements of Item 10(e) of Regulation S-K.

Management’s Response:

We believe that the amounts referenced as “funds from operations” do not meet the definition of a non-GAAP financial measure. As defined in Item 10(e)(2) of Regulation S-K, a non-GAAP financial measure is a numerical measure of a financial performance, financial position, or cash flows that:
(i)	Excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP; or

(ii)	Includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.
The amounts reported as “funds from operations” are the same as the amounts reported as “Net cash provided by operating activities” in the Consolidated Statements of Cash Flows as presented on page 39. As the amounts reported as “funds from operations” neither exclude amounts that are included in “Net cash provided by operating activities” (the most directly comparable measure calculated and presented in accordance with GAAP), nor include amounts excluded from “Net cash provided by operating activities,” we do not believe this represents a non-GAAP measure.
The term “funds from operation” is used in the Report because the company’s Amended and Restated Articles of Incorporation makes reference to that specific term and places restrictions on

Linda van Doorn
December 6, 2006

management’s ability to change the company’s policy with respect to the reinvestment of proceeds. The disclosures in the Report are intended to explain and quantify this policy and to provide information regarding whether the company is operating within the policy. In future filings, we will clarify that the amounts reported as “funds from operations” are equal to net cash provided from operating activities.
Report of Management, page 33
2.	Your disclosure appears to lack the conclusions of your principal executive and principal financial officers with respect to the effectiveness of your disclosure controls and procedures as is required by Item 307 of Regulation S-K. Please revise your disclosure in further annual filings or advise.

Management’s Response:

We disclosed, in Item 9A, “HPCI’s President (its principal executive officer) and Vice President (its principal financial officer) have concluded that, as of the end of such period, HPCI’s disclosure controls and procedures are effective (parenthetical descriptions added).”

We believe these disclosures comply with Item 307 of Regulation S-K and are in accordance with the instructions provided for Form 10-K.

3.	We noted a modification to the exact form of the required certification in which you deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d). Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

In future filings, we will not modify the exact form of the certification required under Exchange Act Rules 13a-14(a) and 15d-14(a).

Huntington Preferred Capital, Inc. (the Company) acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures contained in the above-referenced filing;

•	Staff comments contained in this letter or changes to disclosures in future filings in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	the Company may not assert Staff comments made in this letter as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
              We believe that the foregoing response addresses your comments. Please contact me at (614) 480-3470 if you have any questions or would like further information about this response.
Sincerely,
/s/ Thomas P. Reed
Thomas P. Reed
Vice President and Director
Huntington Preferred Capital, Inc.

Copies to:	Donald R. Kimble, President and Director, Huntington Preferred Capital, Inc.
Richard A. Cheap, General Counsel and Director, Huntington Preferred Capital, Inc.